

December 12, 2012

Via E-mail
David T. Johnson
Chief Financial Officer
American Vanguard Corporation
4695 MacArthur Court
Newport Beach, California 92660

> **Re: American Vanguard Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on March 9, 2012**
> **File No. 001-13795**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

1. Please consider revising to provide a description of the manufacturing and distribution of your products.

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

2. Please revise your net sales discussion to quantify the effects of price and volume on results. Refer to Item 303(a)(3)(iii) of Regulation S-K.

3. We note your discussion and analysis of costs of sales is limited to the context of gross margin, which does not address your cost of sales directly. We believe your gross margin

disclosure should be supplemented with or, preferably, replaced by a discussion and analysis of costs of sales on a stand-alone basis (not in the context of gross margin). Further, we believe such disclosure should include separate quantification and discussion of changes in significant components of cost of sales that caused costs of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. In this regard, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute the change in gross margin, in part, to improved manufacturing activity, but you do not quantify this factor.

We believe your disclosures could be improved and made more user-friendly by:

- increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and
- ensuring that all material factors are quantified and analyzed.

Please provide us with a copy of your intended revised disclosure.

4.   We note from your disclosure on page 29 that accrued program costs are a critical accounting policy. However, it is not apparent from your results of operations disclosure whether accrued program costs had a material impact on results in the years presented. Please advise.

Signatures, page 38

5.   Please confirm that your principal executive officer, principal financial officer and principal accounting officer or controller will sign your Form 10-K in their individual capacities. These signatures should appear in the second signature block of the signature section.

Item 8. Financial Statements and Supplementary Data

Note (8) Product Acquisitions, page 60

6.   Based on your disclosure, it appears that intangible assets consist of product rights, customer lists, and trademarks. Please revise to disclose the gross carrying amount and accumulated amortization by major intangible asset class for each balance sheet date presented. Refer to ASC 350-30-50-2.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 4. Controls and Procedures, page 22

7.   Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and please revise future filings to state management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Justin Dobbie at 202-551-3469 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief